Exhibit 99.6

Seawell Limited - Option Awards
Hamilton, Bermuda (May 10, 2011)

The Board of Seawell Limited has granted Mr. Christoph Bausch 300,000 share options at a subscription price of NOK 34 per share upon his employment with the company as Executive Vice-President and Chief Financial Officer. The options will vest 1/5 on May 8 of each year during the option term. The options have a term life of five years to May 8, 2016 except that those options vesting in the 5th year will have an additional term of one year and expire on May 8, 2017. Mr. Bausch is considered a Primary Insider and holds 10,000 shares in Seawell Limited.

In addition, 2,655,000 share options have been allocated to senior employees within the Company.

The total number of options outstanding in Seawell Limited is 12,463,738.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)